UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Power REIT
(Exact Name of Issuer as Specified in its Charter)

COMMON STOCK
(Title of Class of Securities)

73933H 101
(CUSIP Number)

David H. Lesser 212-750-0373 Power REIT 301 Winding Road Old Bethpage, NY 11804
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2014
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73933H 101	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS David H. Lesser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 110,969
SHARES BENEFICIALLY	8	SHARED VOTING POWER 141,401
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 60,962.33
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 141,401
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

David H. Lesser ("DHL") directly owns 60,962 shares of common shares. Including vested shares from restricted stock grants. Partnerships owned and/or managed by DHL own 141,401 common shares.

On 6/30/14 DHL was granted 40,000 of restricted common stock which vests equally over 12 quarters beginning with the second quarter of 2014 DHL has been granted a total of 60,400 shares of restricted common stock subject to vesting and of other provisions under the grant agreement and subject to the terms of the Company's 2012 Equity Incentive Plan approved by shareholders. To date a total of 10,393 of such shares have vested. The restricted stock confers dividend and voting rights during the vesting period, but are not transferrable prior to vesting.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 73933H 101	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Hudson Bay Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF	7	SOLE VOTING POWER 87,138
SHARES BENEFICIALLY	8	SHARED VOTING POWER N/A
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 87,138
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,138 shares of common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%
14	TYPE OF REPORTING PERSON

CUSIP No. 73933H 101	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS HBP PW, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF	7	SOLE VOTING POWER 54,263
SHARES BENEFICIALLY	8	SHARED VOTING POWER N/A
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 54,263
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,263 shares of common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.13%
14	TYPE OF REPORTING PERSON

CUSIP No. 73933H 101	SCHEDULE 13D	Page 5 of 9 Pages

This Schedule 13D is a continuation of filings that have been previously filed by the Reporting Persons related to ownership of common shares of Pittsburgh & West Virginia Railroad.

Item 1.	Security and Issuer.

The class of securities to which this statement relates is common shares of beneficial interest, $0.001 par value, (the "Common Shares") of Power REIT (the "Company" or "Issuer").

In addition to the amounts reported, DHL was granted an option to acquire 100,000 shares of common stock on August 13, 2012. The option is subject to vesting and other provisions under the terms of the option grant and the Company's Equity Incentive Plan that was approved by shareholders.  No options to acquire Common Shares are vesting within 60 days of this filing.  Upon vesting, DHL will have the right to acquire additional shares at the grant date closing price subject to certain restrictions.

The address of the principal executive offices of the Company is:

David H. Lesser
CEO & Chairman of the Board of Trustees
Power REIT
301 Winding Road
Old Bethpage, NY 11804

Item 2.	Identity and Background.

This statement is filed on behalf of each of David H. Lesser ("DHL"), a United States citizen, Hudson Bay Partners, LP, a Delaware limited partnership ("Hudson Bay"), and HBP PW, LLC, a Delaware limited liability company ("HBP") (collectively, the "Reporting Persons"). DHL is the sole owner and managing partner of Hudson Bay and the managing member of HBP.  The address for the Reporting Persons is:

301 Winding Road
Old Bethpage, NY 11804

DHL is the CEO and Chairman of the Board of Trustees of the Company.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

The responses to Items 4 and 6 are incorporated herein by reference.

CUSIP No. 73933H 101	SCHEDULE 13D	Page 6 of 9 Pages

Item 4.	Purpose of the Transaction.

The shares were acquired by the Reporting Persons for investment and the restricted shares were acquired as compensation for services. The Reporting Persons reserve the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.

Other than as described in this Item 4, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities or instruments into which any such securities are convertible into or exchangeable for, including Shares (collectively, "Issuer Securities"), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, and/or (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons beneficially own, directly and indirectly, a total of 252,370 Common Shares or 14.56% of the total number of the Common Shares outstanding (including restricted shares issued and outstanding). The interests are owned directly or indirectly as follows:

	Sole Power to Direct Voting &/Or Disposition	Shared Power to Direct Voting & Disposition	Total Shares
David H.	110,969	141,401	252,370
Lesser(1)(2)

Hudson Bay	87,138	0	87,138
Partners, LP(3)

HBP PW, LLC(4)	54,263	0	54,263
_________

CUSIP No. 73933H 101	SCHEDULE 13D	Page 7 of 9 Pages

(1) David H. Lesser ("DHL") may be deemed to have sole power to direct the voting and disposition of 37,796 Common Shares and the sole power to direct the voting of 60,400  restricted Common Shares that were granted to DHL pursuant to Power REIT's 2012 Equity Incentive Plan. The restricted shares are subject to vesting and other provisions contained within the grant, which provide for dividend and voting rights during the vesting period, but are not transferrable prior to vesting. DHL acquired the following shares from the date of the last Schedule 13-D filing:

DATE	SHARES	PRICE
06/12/2013	750	9.07
06/13/2013	200	9.00
06/17/2013	500	8.97
06/18/2013	89	8.95
06/19/2013	100	8.95
06/20/2013	1,200	9.00
06/21/2013	99	9.00
07/09/2013	1,500	8.40
07/10/2013	222	8.35
07/15/2013	300	8.36
07/16/2013	62	8.40
07/17/2013	300	8.70
07/18/2013	300	8.40
08/05/2013	600	8.91
08/06/2013	200	8.90
08/07/2013	400	8.76
08/08/2013	250	8.41
08/15/2013	450	8.38
08/19/2013	250	8.34
08/16/2013	300	8.65
08/21/2013	500	8.14
08/22/2013	550	8.27
08/23/2013	105	8.40
08/27/2013	1,855	8.06
08/28/2013	1,100	7.81
08/29/2013	400	7.81
09/06/2013	107	8.11
09/10/2013	250	8.17
09/11/2013	200	8.25
09/12/2013	600	8.19
11/05/2013	133	8.20
11/26/2013	1,000	8.17
12/03/2013	100	8.10
12/12/2013	100	8.35
12/16/2013	200	8.21
03/25/2014	50	9.00
03/26/2014	500	8.85
03/27/2014	500	8.80
05/27/2014	1,950	9.20
06/30/2014	40,0000	9.06	(restricted Stock Grant)
07/10/2014	200.00	8.90

CUSIP No. 73933H 101	SCHEDULE 13D	Page 8 of 9 Pages

(2) MEL Generation Skipping Trust, a trust set up for the children of DHL, ("MEL Trust") owns 12,925 Common Shares. In Addition, MEL trust owns 9,600 shares of Power REIT’s 7.75% Series A perpetual Preferred Stock ($25 par Value).  DHL disclaims any beneficial, pecuniary or residual interest in MEL Trust, does not serve as Trustee and does not have the power to revoke the MEL Trust. MEL Trust acquired the following shares from the date of the last
Schedule 13-D filing:

DATE	SHARES	PRICE
12/19/2013	85	8.10
12/20/2013	450	8.39

(3) DHL owns 100% of Hudson Bay Partners, LP ("Hudson Bay").  Hudson Bay may be deemed to have sole power and DHL may be deemed to have shared power to direct the voting and disposition of 87,138 Common Shares. Hudson Bay acquired the following shares from the date of the last Schedule 13-D filing:

DATE	SHARES	PRICE

4) DHL is the managing member of HBP PW, LLC ("HBP"). HBP may be deemed to have sole power and DHL may be deemed to have shared power to direct the voting and disposition of 54,263 Common Shares. HBP acquired the following shares from the date of the last Schedule 13-D filing:

DATE	SHARES	PRICE

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

David H. Lesser is the CEO and Chairman of the Board of Trustees of the Company.  There are no contracts, arrangements or understandings with respect to securities of the Issuer
Item 7.	Material to be filed as Exhibits.

None.

CUSIP No. 73933H 101	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID H. LESSER

By:	/s/ David H. Lesser
Date:	July 10, 2014

HUDSON BAY PARTNERS, LP

By:	/s/ David H. Lesser
Name:	David H. Lesser
Title:	Managing Partner
Date:	July 10, 2014

HBP PW, LLC

By:	/s/ David H. Lesser
Name:	David H. Lesser
Title:	Managing Member
Date:	July 10, 2014